SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 2, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: France Telecom’s Notice of unregistered offering dated September 2, 2005.

NOTICE OF UNREGISTERED OFFERING

On July 27, 2005, France Telecom announced the acquisition of the Spanish mobile operator Amena for the amount of €6.4 billion. The purchase of Amena is an integral part of the “NExT” plan as presented on June 29, 2005 by France Telecom management. In the context of the acquisition, France Telecom decided on August 31, 2005 to undertake a capital increase of €3 billion, including share premium, by the issue of 133 439 454 new shares, to be subscribed for through the exercise of BSAs (or warrants).

Neither the warrants nor the new shares have been or will be registered under the U.S. Securities Act of 1933, as amended (“U.S. Securities Act”). The warrants may not and shall not be offered, exercised, sold or delivered in the territory of the United States (including its territories and overseas possessions).

KEY ELEMENTS OF THE OFFERING

Warrants (BSAs)

2 468 629 922 BSAs with 37 BSAs giving the right to subscribe for 2 new shares of France Telecom at the price of €22.63 per share with a par value of €4, which represents a share premium of €18.63 per new share. The warrants will be allotted on September 1, 2005.

On the basis of the last quoted price of the shares on August 30, 2005 on the Eurolist market of Euronext Paris, i.e. €24.60, the theoretical value of a warrant is €0.10.

Unexercised BSAs

The BSAs that have not been exercised by the last day of the trading period, i.e. September 13, 2005, shall be automatically repurchased, pursuant to Article L. 228-102 of the French Commercial Code, by France Telecom acting as broker (commissionnaire) (as defined by Article L. 132-1 of the Commercial Code) in its own name, but on behalf of the Underwriters (the “Repurchased Warrants”). France Telecom, in its capacity as commissionnaire shall not at any time become the owner of the Repurchased Warrants. The shares issued upon the exercise of the Repurchased Warrants shall be sold in a private placement (the “Placement”). In consideration, the holders of the Repurchased Warrants shall receive a sum for each Repurchased Warrant equal to the higher of the following two amounts:

(a)    the difference, if it is positive, between the Placement price and the subscription price of one share upon exercise of the Repurchased Warrants, multiplied by the exercise ratio, which is 2/37, 37 warrants are necessary to subscribe to 2 shares; and

(b)    €0.01.

The repurchase price for the BSAs will be known on September 22, 2005 and shall be paid on September 29, 2005 to the financial intermediaries holding the accounts of the holders of Repurchased Warrants.

Maximum number of new shares	133 439 545

Issue proceeds	Gross proceeds from the issue: €3 019 734 844 billion Estimated net proceeds from the issue: €2 949 734 844 billion

Termination of the underwriting agreement	In the event the underwriting agreement with respect to the offer is terminated under the conditions described in the agreement, the exercise of the BSAs (including, if applicable, the exercise of the Repurchased Warrants by the Underwriters) shall be automatically cancelled and all the BSAs shall become null and void. No new shares will be created. If the underwriting agreement is terminated after the BSA trading period, no amount shall be due for the repurchase described above. However, the BSA trades already executed shall not be affected.

Intentions of the principal shareholders	The French State and ERAP have expressed their intention not to exercise the BSAs that they will receive. The French State and ERAP reserve the right to sell all or a part of these warrants during the period in which they are traded. Any remaining warrants not sold during that period will be repurchased by France Telecom acting as commissionaire, in its own name but for the account of the banking syndicate.

Restrictions in the United States of America

Neither the warrants nor the new shares have been or will be registered under the U.S. Securities Act of 1933, as amended (“U.S. Securities Act”).

The warrants may not and shall not be offered, exercised, sold or delivered in the territory of the United States (including its territories and overseas possessions) absent registration or an applicable exemption from registration.

Authorized intermediaries may not accept notifications of the exercise of warrants and the subscription to new shares if they reasonably believe that such a subscription is not made in compliance with the provisions set forth above.

Any incomplete instruction or instruction that does not comply with this procedure shall be deemed null and void.

General

The distribution of any prospectus or the offer or sale of the warrants or shares issued following their exercise may be subject to specific regulations in certain countries. Persons in possession of this document must inform themselves of possible local restrictions and comply with them.

No measure has been taken to allow a public offering of the warrants or of the shares to be subscribed through the exercise of the warrants in any jurisdiction other than France, Germany, Belgium, Spain, the United Kingdom and the Netherlands. The legislation of certain countries may impose restrictions or conditions on the exercise or sale of the warrants by shareholders. Shareholders subject to such legislation must consult their advisors to inform themselves of the measures that must be taken to exercise their warrants.

A prospectus, or any other document or communication concerning the warrants or the shares to be subscribed through the exercise of the warrants, may not be transmitted and may not be considered as a share offering in the countries in which such an offering would violate applicable laws, particularly with regard to the countries mentioned below.

Restrictions on the offer, subscription and sale in Australia, Canada and Japan

No measure has been taken to register or to allow a public offering of warrants or the underlying shares to shareholders in Australia, Canada or Japan. Therefore, neither the prospectus nor this document may be distributed or transmitted in these countries. No warrants may be exercised by a person in Australia, Canada or Japan.

Restrictions relating to Italy

The offer has not been registered in Italy with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, the warrants cannot be offered, sold or delivered in the Republic of Italy (“Italy”). No copies of any prospectus nor any other document relating to the warrants and shares may be distributed in Italy other than (a) to professional investors (operatori qualificati) as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as subsequently amended.

Any offer, sale or delivery of the warrants or shares or distribution of copies of the prospectus or any other document relating to the warrants or shares in Italy must be made (a) by an investment firm, bank or intermediary permitted to conduct such activities in Italy in accordance with Legislative Decree No. 58 of February 24, 1998 and Legislative Decree No. 385 of September 1, 1993 (the “Banking Act”), (b) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy in respect of which the issue or offer of securities in Italy can be preceded or followed by the filing of a notice with the Bank of Italy, depending in particular on the total value of the securities issued or offered in Italy and on the characteristics of those securities, and (c) in compliance with any other applicable laws and regulations and other possible requirements or limitations which may be imposed by Italian authorities in respect of securities, taxation and foreign exchange control.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 2, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information